UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of August 2026

Commission File No.: 001-41083

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TELESAT CORPORATION
(Name of Registrant)

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160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Telesat Corporation Quarterly Report for the Three and Six Month Periods Ended June 30, 2026
99.2	Form 52-109F2 Certification of Interim Filings Full Certificate — CEO
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate — CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CORPORATION
Date: August 13, 2026	By:	/s/ STEFANO TAUCER
	Name:	Stefano Taucer
	Title:	Vice President, General Counsel and Secretary

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